www.comtechtel.com
105 Baylis Road Melville, New York 11747 Telephone (631) 777-8900 Fax (631) 777-8877

October 26, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Withdrawal of Amendment to Registration Statement
Comtech Telecommunications Corp.
Post-Effective Amendment Nos. 1 and 2 to
Registration Statement on Form S-3 (File No. 333-114268)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Comtech Telecommunications Corp., a Delaware corporation (the “Company”), hereby requests withdrawal of the Company’s Post-Effective Amendment No. 1 (together with all exhibits thereto) filed on July 27, 2005, and Post-Effective Amendment No. 2 (together with all exhibits thereto) filed on September 26, 2005, to the Registration Statement on Form S-3 referenced above (together, the “Post-Effective Amendments”), with such application for withdrawal to be approved and effective as of the date hereof or at the earliest practicable date hereafter. The Commission has not declared the Post Effective Amendments effective.

The Post-Effective Amendments were filed in order to reflect the addition of a subsidiary guarantor to the Registration Statement referenced above. Pursuant to discussions with Mr. Daniel Zimmerman of the Commission, the Company is requesting withdrawal of the Post Effective Amendments so that it may hereafter file a new Registration Statement on Form S-3 with respect to the addition of the subsidiary guarantor.

Should you have any questions regarding this request for withdrawal, please contact our legal counsel, Robert Cantone of Proskauer Rose LLP at (212) 969-3235.

Sincerely,

COMTECH TELECOMMUNICATIONS CORP.

/s/ Robert G. Rouse

By:	Robert G. Rouse
Title:	Executive Vice President and Chief Financial Officer